

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 25, 2017

<u>VIA E-mail</u>
Mr. Michel Vounatsos
Chief Executive Officer and Director
Biogen, Inc.
225 Binney Street
Cambridge, Massachusetts 02142

     Re: Biogen, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2016
               Filed February 2, 2017
               File No. 000-19311

Dear Mr. Vounatsos:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Sharon M. Blume

                         Sharon M. Blume
                         Accounting Branch Chief
                         Office of Healthcare and Insurance